September 16, 2011
ATTORNEYS AT LAW
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MILWAUKEE, WISCONSIN  53202-5306
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
041754-0130

VIA EDGAR SYSTEM

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	PL Capital Group – Rule 14a-12 Materials Related to HF Financial Corp.

Ladies and Gentlemen:

We are writing on behalf of the PL Capital Group.  The PL Capital Group currently consists of the following (collectively, “PL Capital”): Financial Edge Fund, L.P., a Delaware limited partnership; Financial Edge-Strategic Fund, L.P., a Delaware limited partnership; PL Capital/Focused Fund, L.P., a Delaware limited partnership; PL Capital, LLC, a Delaware limited liability company; PL Capital Advisors, LLC, a Delaware limited liability company; Goodbody/PL Capital, L.P., a Delaware limited partnership; Goodbody/PL Capital, LLC, a Delaware limited liability company; John W. Palmer; Richard J. Lashley; Beth R. Lashley; Robin Lashley and PL Capital Defined Benefit Pension Plan, a pension plan for PL Capital, LLC and its managing members.  On behalf of PL Capital, and on behalf of Kevin R. Schieffer and the Kevin V. Schieffer Grantor Retained Annuity Trust, we are transmitting for filing pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), soliciting material (under the cover page required by Rule 14a-12(b) and Schedule 14A of the Exchange Act) for use in conjunction with the 2011 Annual Meeting of Stockholders of HF Financial Corp.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.